

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2023

Rui Chen
Chief Executive Officer
Bilibili Inc.
Building 3, Guozheng Center
No. 485 Zhengli Road, Yangpu District
Shanghai, 200433
People's Republic of China

      Re: Bilibili Inc.
           Form 20-F for the Fiscal Year Ended December 31, 2022
           Filed April 27, 2023
           File No. 001-38429

Dear Rui Chen:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 3. Key Information, page 5

1.   Please provide a detailed legal analysis regarding whether the company and each of its subsidiaries meet the definition of an "investment company" under Section 3(a)(1)(A) of the 1940 Act. In your response, please address, in detail, each of the factors outlined in *Tonapah Mining Company of Nevada*, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor.

2.   Please provide a legal analysis of whether the company and each of its subsidiaries meets the definition of an "investment company" under Section 3(a)(1)(C) of the 1940 Act. Please include in your analysis all relevant calculations under Section 3(a)(1)(C) as of the most recent fiscal quarter end, identifying each constituent part of the numerator(s) and

denominator(s). Please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations.

3. Without limiting the generality of the foregoing question, please provide factual details and a detailed legal analysis regarding whether the Company views the following assets of the Company and its subsidiaries identified in Item. 5. *Operating and Financial Review and Prospects*, *Selected Condensed Consolidating Balance Sheets Data*, to be "investment securities" as defined under Section 3(a)(2) of the 1940 Act:

   • Amounts due from Group companies (which the notes to the balance sheet indicate represent the elimination of intercompany balances among Bilibili Inc., other subsidiaries, primary beneficiaries of VIEs, and VIEs and VIEs' subsidiaries)
   • Cash and cash equivalents
   • Time deposits
   • Restricted cash
   • Accounts receivable
   • Amount due from related parties
   • Prepayments and other current assets
   • Short-term investments
   • Long-term investments
   • Investment in subsidiaries and net assets of VIEs and VIEs' subsidiaries
   • Other non-current assets

4. Please provide a detailed legal analysis regarding whether the company views any of the VIEs to be a "majority-owned subsidiary" under section 2(a)(24) of the 1940 Act, "wholly-owned" subsidiary" under section 2(a)(43) of the 1940 Act or, to the extent applicable, as a company "controlled primarily" by the wholly foreign-owned enterprise ("WFOE") under Rule 3a-1 under the 1940 Act, as applicable.

Permissions Required from the PRC Authorities for Our Operations, page 7

5. Please confirm whether you: (i) have been required to obtain any permission from or complete any filing with the CRSC, and (ii) have been required to go through a cybersecurity review by the CAC. If so, state affirmatively whether you have received all requisite permissions or approvals, or whether any have been denied. If you have determined that no permissions are required, please clarify your basis for such determination, including whether you relied on the opinion of counsel.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 174

6. We note your statement that you reviewed your register of members and public EDGAR filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party

certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

7. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members' current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

8. We note that your disclosures pursuant to Items 16I(b)(2), (b)(3) and (b)(5) are provided for Bilibili, Inc. or the VIEs. We also note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong and Japan that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

   • With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

   • With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

9. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is "to our knowledge." Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Laura Veator, Senior Staff Accountant, at (202)-551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202)-551-3488 with any questions. Contact Austin Pattan at (202) 551-6756 or Andrew Mew at (202) 551-3377 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Haiping Li